TEEKAY CORPORATION

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton HM 08, Bermuda

May 18, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teekay Corporation (the “Company”)

Registration Statement on Form F-4 (File No. 333-211069)

Ladies and Gentlemen:

In connection with the registration statement on Form F-4 (File No. 333-211069), as amended, of the Company relating to the exchange offer of the Company’s new, registered 8.5% Senior Notes due 2020 (the “Exchange Notes”) for all of the Company’s outstanding, unregistered 8.5% Senior Notes due 2020 (the “Original Notes”) in an aggregate principal amount of $200,000,000 previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby makes the following representations to the Commission:

1. The Company is registering under the Securities Act the Exchange Notes to be offered in the exchange offer (the “Exchange Offer”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”); and

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus relating to the Exchange Offer or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) may not rely on the staff’s position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offer) disclosure that by accepting the Exchange Offer each holder (including any broker-dealer) of the Original Notes represents to the Company that it is not an affiliate of the Company, that the Exchange Notes will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the Exchange Offer. If a broker-dealer holds Original Notes for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offer.

If you have any questions, please do not hesitate to contact David Matheson of Perkins Coie LLP by telephone (503-727-2008) or email (DMatheson@perkinscoie.com).

Yours truly,

TEEKAY CORPORATION

By:	/s/ Adrian Dirassar
Name:	Adrian Dirassar
Title:	Vice President and Associate
General Counsel

cc:	Ryan Adams; Justin Dobbie

(Securities and Exchange Commission)

David S. Matheson

(Perkins Coie LLP)